As filed with the Securities and Exchange Commission on September 27, 2013

File No. [ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940

AND

RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS ASSET MANAGEMENT,

L.P., GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P., GOLDMAN

SACHS PALMETTO STATE CREDIT FUND, L.P., LIBERTY HARBOR

DISTRESSED CREDIT AGGREGATOR I, L.P., GS TC ADVISORS, L.L.C.,

GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE

ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT

OPPORTUNITIES ADVISORS, LLC

All Communications, Notices and Orders to:

Legal Department

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Copies to:

Maria Gattuso, Esq. Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Geoffrey R.T. Kenyon, Esq. Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

x	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

In the Matter of:

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS ASSET MANAGEMENT, L.P., GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P., GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P., LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P., GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

200 West Street, 15th Floor

New York, NY 10282

File No. [ ]

Investment Company Act of 1940

x

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 promulgated under the Act,2 to the extent necessary to permit certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act and Rule 17d-1 thereunder:

•	Goldman Sachs BDC, Inc. (the “Company”), a closed-end investment company that has elected to be treated as a business development company (“BDC”) pursuant to Section 54 of the Act[3], on behalf of itself and its successors[4],

•	Goldman Sachs Asset Management, L.P., the Company’s and the Affiliated Funds’ (as defined below) investment adviser, solely with respect to Liberty Harbor, a distinct operating investment advisory unit within Goldman Sachs Asset Management, L.P. (the “Adviser”),

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules promulgated under the Act.
[3]	Section 2(a)(48) of the Act defines a BDC, among other things, to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
[4]	The term “successor” as applied to the Company means any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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•	Goldman Sachs TC Master Partnership, L.P., Goldman Sachs Palmetto State Credit Fund, L.P., and Liberty Harbor Distressed Credit Aggregator I, L.P. (collectively, the “Existing Affiliated Funds”), and

•	GS TC Advisors, L.L.C., Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., Liberty Harbor Distressed Credit Opportunities Advisors, LLC, and the Adviser (collectively, the “LH General Partners”[5] and together with any future general partners or managing members controlling, controlled by, or under common control with, the Affiliated General Partners, that manage Affiliated Funds (as defined below) and any of their respective successors and assigns, “Affiliated General Partners” and, together with the Company, the Adviser, and the Existing Affiliated Funds, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Existing Affiliated Funds and any Future Affiliated Funds (as defined below, and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57 of the Act and Rule 17d-1 thereunder. Specifically, the Company, together with one or more Affiliated Funds, would (a) co-invest with each other in securities issued by issuers in private placement transactions6 that would otherwise be prohibited under Section 57 of the Act and rule 17d-1 thereunder, in which the Adviser negotiates terms in addition to price (“Negotiated Private Placement Transactions”), including, for the avoidance of doubt, additional investments that constitute Negotiated Private Placement Transactions in issuers of securities previously acquired by the Company and the Affiliated Funds in private placement transactions in which the Adviser did not negotiate, directly or indirectly, any terms other than price, (b) make additional investments in securities previously acquired in Negotiated Private Placement Transactions, including through the exercise of warrants, conversion privileges, and other similar rights to acquire additional securities of such issuers (any such additional investment, a “Follow-On Investment”), and (c) make investments in the securities of an issuer in which an Affiliated Fund or an affiliated person of an Affiliated Fund that is within Liberty Harbor’s Goldman Information Barriers (defined below) (an “LH Affiliated Fund”)7, but not the Company, is an existing investor (collectively, “Co-Investment Transactions” and each, a

[5]	LH General Partners are directly wholly owned by and directly controlled by, Goldman Sachs (as defined below).
[6]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”), including securities of a public company that are sold in a private placement under Rule 144A under the 1933 Act.
[7]	Any LH Affiliated Fund will either be exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act.

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“Co-Investment Transaction”). For purposes of this application, and for the avoidance of doubt, the term “Co-Investment Transaction” as used herein only refers to any investment opportunity in which the Company could not participate together with one or more Affiliated Funds without obtaining and relying on the Order.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application at that time. Applicants request that the relief sought herein apply to any existing or future fund that is not named as an Applicant and that satisfies each of the following criteria: (i) the fund is advised by the Adviser’s Liberty Harbor investment advisory unit8, (ii) the fund is an affiliated person of the Company as defined in Section 2(a)(3)(C) of the Act, (iii) the fund may be prohibited from co-investing with the Company by reason of Section 57 of the Act (or Section 17(d) of the Act9 in the event that a Future 1940 Act Fund that is a Registered Fund (as each such term is defined below) relies on the Order as if it were the Company) and Rule 17d-1 and (iv) the fund determines to co-invest with the Company in the same issuer in reliance on the Order (each such fund, a “Future Affiliated Fund”).10 Applicants request that each Future Affiliated Fund be treated as if it were an Applicant at the time such Future Affiliated Fund determines to so co-invest in reliance on the Order. Each Future Affiliated Fund that relies on the Order in the future will comply with the terms and conditions of the Application at that time.

Furthermore, Applicants request that the relief sought herein with respect to the Company apply equally to any existing or future management investment company that is advised by the Adviser’s Liberty Harbor investment advisory unit and that either is registered under the Act (a “Registered Fund”) or elects to be treated as a BDC under the Act (each, a “Future 1940 Act Fund”). Any such Future 1940 Act Fund that relies on the Order in the future will comply with the terms and conditions of the Application as if such Future 1940 Act Fund were the Company.11 To the extent that (i) the Company and

[8]	The Liberty Harbor investment advisory unit is described below in Section I.B. If the unit is reorganized in the future into a separate legal entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), then the Order shall apply to such successor entity, which shall be deemed to be the Adviser hereunder.
[9]	Section 17(d) of the Act provides, in relevant part, that:

It shall be unlawful for any affiliated person of . . . a registered investment company . . . or any affiliated person of such a person . . ., acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person . . . or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

[10]	Any Future Affiliated Fund will either be exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act, will be a Registered Fund, or will have elected to be treated as a BDC under the Act (see discussion of Future 1940 Act Funds below).
[11]	In the case of a Registered Fund, Section 17(d) of the Act would apply instead of Section 57(a)(4). Section 17(d) prohibits “joint transactions” between a registered investment company and an affiliated person of the registered investment company (a “first-tier affiliate”) or any affiliated person of such first tier-affiliate (a “second-tier affiliate”), whereas Section 57(a)(4) prohibits joint transactions between a BDC and certain controlling or closely affiliated persons of the BDC identified in Section 57(b) of the Act, as discussed in more detail below. Regardless of whether a joint transaction implicates Section 17(d), in the case of a Registered Fund, or Section 57(a)(4), in the case of a BDC, Rule 17d-1 under the Act is applicable to both Registered Funds and, through Section 57(i) of the Act, to BDCs. Accordingly, for purposes of requesting relief relating to a Future 1940 Act Fund that is a Registered Fund, the rationale for permitting the Company’s participation in Co-Investment Transactions with one or more Affiliated Funds, and the legal analysis set forth below, would be substantially the same for a Registered Fund as for a BDC.

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any Future 1940 Act Fund(s) or (ii) two or more Future 1940 Act Funds co-invest together in reliance on the Order, each condition will be read as if one 1940 Act Fund is the “Company” and any other participating 1940 Act Fund is an “Affiliated Fund”, and vice versa.

I. APPLICANTS

A. Goldman Sachs BDC, Inc.

The Company was organized on September 26, 2012 as Goldman Sachs Liberty Harbor Capital, LLC, a Delaware limited liability company, and commenced operations on November 15, 2012, using cash capital contributions from The Goldman Sachs Group, Inc. (“Goldman Sachs”). On March 29, 2013, the Company filed an election to be treated as a BDC under the Act. On April 1, 2013, the Company (i) converted to a Delaware corporation (the “Conversion”), (ii) changed its name to Goldman Sachs BDC, Inc., and (iii) consummated the first of several private placement transactions in which it issued an aggregate of $516.1 million of common stock. As a result of the Conversion and the aforementioned private placements, as of July 1, 2013, Goldman Sachs owned approximately 19.9% of the Company’s common stock.

The Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to so qualify for so long as it maintains its BDC status. The Company’s principal place of business is 200 West Street, New York, NY 10282.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation through investments in secured debt, including first and second lien debt, unsecured debt, including mezzanine debt and, to a lesser extent, in equities. The Company invests primarily in U.S. middle-market companies, which the Adviser believes have been underserved in recent years by banks and have difficulty accessing the public debt markets. However, the Company may from time to time invest in larger or smaller companies. The term “middle-market” generally refers to companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” between $5 million and $75 million annually. The term “mezzanine” refers to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. The Company expects to make investments through both primary originations and open-market secondary purchases. The Company expects to invest across a number of different industries. The Company’s investments are typically expected to have maturities between three and ten years and generally range in size between $5 and $50 million, though this investment size may grow if the Company’s capital base grows and shrink if the Company’s capital base shrinks.

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In addition to investments in U.S. middle-market companies, the Company may invest a portion of its capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or private equity. Such investments are intended to enhance the Company’s risk adjusted returns to stockholders, and the proportion of these types of investments will change over time given the Company’s views on, among other things, the economic and credit environment in which the Company is operating, although these types of investments generally will constitute less than 30% of the Company’s total assets.

The instruments in which the Company invests typically are not rated by any rating agency, but the Adviser believes that if such instruments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service and lower than “BBB-” by Fitch Ratings or Standard & Poor’s Rating Services), which is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Company may invest without limit in debt or other securities of any rating, as well as debt or other securities that have not been rated by any nationally recognized statistical rating organization.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”), a majority of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”).

B. The Adviser

The Adviser is a Delaware limited partnership of which Goldman Sachs is the general partner and principal owner. The Adviser is a registered investment adviser under the Advisers Act and has been registered as an investment adviser with the Commission since 1990. The Adviser provides investment advisory services consisting of portfolio management for individuals, small businesses and business or institutional clients, pension and retirement plans, registered investment companies, and pooled investment vehicles that are exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act.

The Board has delegated, subject to the supervision of the Board, daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). Under the terms of the Investment Management Agreement, the Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the Company’s investments (including performing due diligence on the Company’s prospective portfolio companies); (iii) closes and monitors the Company’s investments; and (iv) determines the securities and other assets that the Company purchases, retains and sells. The Adviser’s services under the Investment Management Agreement are not exclusive to the Company, and the Adviser is free to furnish similar services to other clients, consistent with its fiduciary duties to the Company.

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The Adviser (through its Liberty Harbor investment advisory unit) currently serves as investment adviser to each of the Existing Affiliated Funds. Additionally, the Adviser (through its Liberty Harbor investment advisory unit) will serve as investment adviser to any Future Affiliated Funds.

1. The Adviser’s Liberty Harbor Investment Advisory Unit

The Adviser’s Liberty Harbor investment advisory unit will be responsible for identifying attractive investment opportunities, conducting research and due diligence on prospective investments, structuring the Company’s investments and monitoring and servicing the Company’s investments. As of March 31, 2013, the Adviser’s Liberty Harbor investment advisory unit had approximately $5 billion of assets under management and had 24 investment professionals.

The Adviser’s Liberty Harbor investment advisory unit has an investment committee comprised of four voting members, Brendan McGovern, Salvatore Lentini, Jon Yoder and David Yu, as well as three non-voting members with operational or legal expertise. The investment committee is responsible for approving all of the Company’s investments. The investment committee also monitors investments in the Company’s portfolio and approves all asset dispositions.

2. Goldman Information Barriers

The Adviser operates its business through multiple independently operating investment advisory units that are walled off from each other. Liberty Harbor is one of these units. Goldman Sachs Investment Partners (“GSIP”) is an independently operating investment advisory unit of GS Investment Strategies, LLC (“GSIS”), an affiliate of the Adviser. GSIP and Liberty Harbor are thus distinct operating units, with different strategies, geographically separate offices, and generally different employees and officers. However, because one senior officer oversees both Liberty Harbor and GSIP (the “Senior Officer”), no formal information barriers are in place between these two units. Other than with respect to GSIP, formal information barriers (the “Goldman Information Barriers”) are in place to, among other things, restrict the sharing of trading and confidential information between Liberty Harbor and the Adviser’s other investment advisory units, as well as other parts of the Goldman Sachs organization. Likewise, other than with respect to Liberty Harbor, the Goldman Information Barriers are in place between GSIP and the Adviser’s other investment advisory units, as well as other parts of the Goldman Sachs organization.

The Goldman Information Barriers generally prohibit certain communications between the Liberty Harbor personnel and the personnel of another investment advisory unit of the Adviser (as well as other parts of the Goldman Sachs organization), including, but not limited to, communications involving non-public, proprietary or confidential

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information concerning portfolio holdings and transactions involving a client advised within each such investment advisory unit (as well as other parts of the Goldman Sachs organization), except as permitted under limited circumstances (e.g., by compliance personnel), or, in the case of GSIP, as described above. The Goldman Information Barriers are reasonably designed to prevent and detect unapproved access to or distribution of trading and confidential information, so that Liberty Harbor’s portfolio managers have no knowledge of, among other things, the investment decisions and portfolio management activities that take place within another investment advisory unit of the Adviser (as well as other parts of the Goldman Sachs organization), and vice versa, prior to the public disclosure/dissemination of such information, other than in the case of GSIP. Although the Senior Officer may be aware of investment decisions and portfolio management activities within both the Liberty Harbor and GSIP investment advisory units, the portfolio managers of each such unit generally do not have knowledge or information about the investment decisions and portfolio management activities that take place within the other unit prior to the public disclosure/dissemination of such information. Nevertheless, as no information barriers exist between Liberty Harbor and GSIP, the Liberty Harbor portfolio managers are not prohibited from obtaining such information from the GSIP portfolio managers, and vice versa.

C. Existing Affiliated Funds

Goldman Sachs TC Master Partnership, L.P.

Goldman Sachs TC Master Partnership, L.P. (the “Master Partnership”) is a Cayman Islands exempted limited partnership. GS TC Advisors, L.L.C., a Delaware limited liability company, is the general partner of the Master Partnership and the Adviser is the Master Partnership’s investment adviser.

The Master Partnership seeks to achieve attractive total returns through both capital appreciation and current income from a portfolio of investments in publicly traded and privately held securities, derivatives and other instruments in the fixed income, mortgage and asset-backed, global currency, corporate credit and other related markets.

Goldman Sachs Palmetto State Credit Fund, L.P.

Goldman Sachs Palmetto State Credit Fund, L.P. (the “Palmetto Fund”) is a Delaware limited partnership. Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., a Delaware limited liability company, is the general partner of the Palmetto Fund and the Adviser is the Palmetto Fund’s investment adviser.

The Palmetto Fund seeks to achieve attractive total returns through both capital appreciation and current income from a portfolio of investments in publicly traded and privately held securities and other instruments, primarily in the fixed income and related markets.

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Liberty Harbor Distressed Credit Aggregator I, L.P.

Liberty Harbor Distressed Credit Aggregator I, L.P. (the “Distressed Credit Fund”) is a Cayman Islands exempted limited partnership. Liberty Harbor Distressed Credit Opportunities Advisors, LLC, a Delaware limited liability company, is the general partner of the Distressed Credit Fund and the Adviser is the Distressed Credit Fund’s investment adviser.

The Distressed Credit Fund seeks to achieve attractive total returns through both capital appreciation and current income from fixed income markets, primarily by making investments in fixed income securities and loans issued by stressed or distressed companies.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and is exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act.

The investment objective and strategy of an Affiliated Fund may be similar to that of the Company, or may be such that the Affiliated Fund may seek to co-invest with the Company in one or more Co-Investment Transactions.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment Transactions

1. Reasons for Co-Investment Transactions

It is anticipated that the Company’s participation in Co-Investment Transactions with one or more Affiliated Funds should increase the number of favorable investment opportunities for the Company. The Adviser expects that co-investment by the Company and the Affiliated Funds will provide the Company (through participation in a larger number and greater variety of transactions) with the ability to achieve greater diversification and to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments. Moreover, the Adviser believes that, without the Order, the Company and the Affiliated Funds will have less bargaining power and will be limited in their ability to exercise influence on, or control over, the portfolio companies in which they invest.

The Company’s ability to co-invest with the Affiliated Funds also would allow it to participate in transactions of a larger size. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. The Company must also comply with certain investment limitations imposed by Section 55(a) of the Act (the “Section 55(a) Limitations”).12 In

[12]

Section 55(a) of the Act prohibits a BDC from acquiring any asset, other than those described in Section 55(a)(1)-(7) (“Eligible Assets”), unless at the time of acquisition the ratio of Eligible Assets (net of certain assets specified in the Section) to total assets (net of certain assets specified in the Section) equals 70% or greater at the time of the acquisition of the asset (the “Section 55(a) Ratio”). Thus, if a BDC’s Section 55(a) Ratio is below 70%, it is prohibited from purchasing non-Eligible Assets.

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addition, the Code imposes diversification and other requirements on companies, such as the Company, which seek certain favorable tax treatment as a RIC under Subchapter M of the Code (the “Code RIC Status Requirements”).13 It also would be advantageous for the Company to have the additional capital from the Affiliated Funds available to meet the funding requirements of attractive investments in portfolio companies. In view of the foregoing, in cases where the Adviser identifies investment opportunities for the Company requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds as investing partners of the Company may alleviate the necessity for the Company to co-invest with unaffiliated entities in certain circumstances.

Furthermore, the Company may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of the Company’s inability to commit the entire amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission or arranging a syndicated financing with unaffiliated entities). By reducing the number of instances in which the Company’s investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Company will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of favorable opportunities accessible to the Company.

2. Mechanics of Co-Investment Transactions

In selecting investments for the Company, the Adviser will consider the investment objective, investment policies, investment positions, capital available for investment, investment strategies, investment restrictions, regulatory requirements, and other factors relevant to the Company, including the Code RIC Status Requirements and the Section 55(a) Limitations, if applicable. Similarly, in selecting investments for the Affiliated Funds, the Adviser will choose investments separately for each Affiliated Fund, considering, in each case, the investment objectives, investment policies, investment positions, capital available for investment, investment strategies, investment restrictions, regulatory requirements, and other factors relevant to that particular investing Affiliated Fund. The offering documents or periodic financial reports of the Company will disclose that the Company and an Affiliated Fund may co-invest with each other pursuant to the terms and conditions of the Order and will disclose how Co-Investment Transactions will be allocated.

[13]	See Section 851(b)(3) of the Code.

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The Company’s participation in any Co-Investment Transaction will be subject to the same terms, conditions, price, class of securities, settlement date, and registration rights as those applicable to the participation by the Affiliated Funds. Each proposed Co-

Investment Transaction will be allocated between the Company, on the one hand, and the Affiliated Funds, on the other hand, as described below. All subsequent activity (i.e., dispositions or Follow-On Investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company that is the issuer of securities purchased in a Co-Investment Transaction, other than through an interest (if any) in the securities of the Company or an Affiliated Fund that has elected to be treated as a BDC.

Each Co-Investment Transaction will be allocated between the Company and the Affiliated Funds based upon the relative capital of the parties then currently available to each such party for investment (“Available Capital”).14 The appropriateness of the Company’s participation with the Affiliated Funds in Co-Investment Transactions, generally, will have been approved by both the full Board and a “required majority” of the directors, as defined in Section 57(o) of the Act (a “Required Majority”). The percentages of co-investment opportunities allocated to the Company and to one or more Affiliated Funds will be based upon each entity’s relative Available Capital (the “Relative Allocation Percentages”). The Relative Allocation Percentages will initially be determined by both the full Board and a Required Majority. Thereafter, these Relative Allocation Percentages will be reviewed and approved by both the full Board and a Required Majority on a quarterly basis or between quarters, as necessary or appropriate. Once the Relative Allocation Percentages have been approved by the Board and a Required Majority, the Company’s participation in Co-Investment Transactions, pursuant to such Relative Allocation Percentages, will not require further approval by the Board or a Required Majority; provided, however, that prior approval by the Board and a Required Majority will be required with respect to (i) any adjustments to the Relative Allocation Percentages, (ii) the Company’s participation in Co-Investment Transactions outside of the Relative Allocation Percentages, and (iii) the Company’s participation in, and the Relative Allocation Percentages for, any Co-Investment Transaction involving securities of an issuer in which an Affiliated Fund or an LH Affiliated Fund, but not the Company, is an existing investor.

The Relative Allocation Percentages may be adjusted for subsequent transactions, in the sole discretion of the Board and a Required Majority, for any reason including, among other things, changes in the relative Available Capital of the Company vis-a-vis the Affiliated Funds or, in the case of a specific investment, if the Company’s participation at a certain level could cause the Company to fail to meet the Code RIC

[14]

Available Capital refers to liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes, and, solely with respect to the Affiliated Funds, bona fide uncalled capital commitments, if applicable, that can be called by the settlement date of the Co-Investment Transaction. The investment assets of the Company and the Affiliated Funds generally will consist of illiquid securities held to maturity (in the case of debt instruments) or until a liquidity event (i.e., a merger, initial public offering, asset sale or recapitalization), often out of the control of the Company, occurs. Applicants would not consider these illiquid assets to be part of Available Capital. To the extent that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, such Registered Fund would similarly not consider any illiquid assets held in its portfolio to be part of Available Capital.

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Status Requirements or fail to comply with the Section 55(a) Limitations. In addition, to the extent that the Adviser believes that a proposed Co-Investment Transaction is not appropriate for either the Company or the Affiliated Funds, or if the Adviser believes that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for either the Company or the Affiliated Funds, the Adviser can request that the Board and the Independent Directors examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.

The Independent Directors will be provided quarterly for review a record of (a) all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current investment objectives and strategies that were not made available to the Company, and an explanation of why such investment opportunities were not offered to the Company, and (b) all Co-Investment Transactions during the preceding quarter, including (x) investments made by any Affiliated Funds which the Company considered but declined to participate in and (y) whether a Co-Investment Transaction involved an issuer in which an Affiliated Fund or LH Affiliated Fund had a preexisting interest, so that the Independent Directors may (i) determine whether the conditions of the Order have been met, (ii) monitor adherence to the Relative Allocation Percentages, (iii) evaluate the continued appropriateness of the Company’s participation in new and existing Co-Investment Transactions, and (iv) to the extent they deem necessary or appropriate, adjust the Relative Allocation Percentages for future investments.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder15

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

[15]

As discussed above, if a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, Section 17(d) would apply instead of Section 57(a)(4), and Rule 17d-1 would apply in either case.

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In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this Rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in subsection (a) above.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C. Need for Relief

The Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because the Adviser is the investment adviser to the Company and to each of the Affiliated Funds, the Company and each Affiliated Fund could be deemed to be

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affiliated persons of each other within the meaning of Section 2(a)(3)(C), to the extent that the Adviser is deemed to “control” the Company and such Affiliated Fund within the meaning of Section 2(a)(3)(C).16 In addition, because the Adviser is a wholly-owned subsidiary of Goldman Sachs, the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3)(C) to the extent the Company and the Affiliated Funds also may be deemed to be indirectly controlled by Goldman Sachs, in each case within the meaning of Section 2(a)(3)(C). Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Transactions.17

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 57(a)(4) and 57(i) of the Act (and Section 17(d) in the event that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below, the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with the Company in the Co-Investment Transactions.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.18 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the relevant BDC than the ones

[16]	The staff of the Commission has taken the position that when two investment companies share a common investment adviser, such companies may be considered to be under common control and, therefore, affiliated persons of each other. See New England Mutual Life Insurance Co., SEC No-Action Letter (Jun. 3, 1987). However, not all advisers control the funds they advise. The determination of whether a fund is under the control of its investment adviser depends on all of the relevant facts and circumstances. See Transactions of Investment Companies With Portfolio and Subadvisory Affiliates, Investment Company Act Release No. 25888, at n.19 (Jan. 14, 2003). See also Investment Company Mergers, Investment Company Act Release No. 25259, at n. 11 (Nov. 8, 2001).
[17]	To the extent that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, the Co-Investment Transactions may be prohibited by Section 17(d) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds are deemed to be first tier or second tier affiliates of the Registered Fund. Under Section 17(d) and Rule 17d-1, as applied to a Registered Fund, the Affiliated Funds may be deemed to be affiliated persons of the Registered Fund for the same reasons discussed above.
[18]	Gladstone Capital Corporation, et al. Release Nos. IC-30154 (Jul. 26, 2012) (order) and IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. Release Nos. IC-30009 (Mar. 26, 2012) (order) and IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. Release Nos. IC-29860 (Nov. 10, 2011) (order) and IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. Release Nos. IC-28982 (Oct. 21, 2009) (order) and IC-28931 (Sept. 25, 2009) (notice); H&Q Health Care Investors Release Nos. IC-28472 (Oct. 28, 2008) (order) and IC-28426 (Sep. 30, 2008) (notice); Main Street Capital Corporation, et. al., Release Nos. IC-28295 (June 3, 2008) (order) and IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al., Release Nos. IC-27150 (Nov. 22, 2005) (order) and IC-27120 (Oct. 25, 2005) (notice).

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described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Main Street Capital Corporation and its affiliates, for which an order was granted on June 3, 2008.19

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that Rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants believe that participation by the Company in Co-Investment Transactions (other than dispositions and Follow-On Investments) based on the Relative Allocation Percentages, and in dispositions and Follow-On Investments on a pro rata basis based on the original investment of each participant, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. The use of a pre-determined formula – whether it be the Relative Allocation Percentages or a pro rata allocation in the case of dispositions and Follow-On Investments – eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar formulaic approach (based on a pro rata allocation) in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants further submit that the formulae for the allocation of co-investment opportunities among the Company and the Affiliated Funds, and other protective conditions set forth in this Application, are designed so that the Company will be treated fairly. Specifically, the conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, the Company and the Affiliated Funds will invest at the

[19]	See Id.

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same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; and (ii) the Company is required to retain and maintain certain records to permit the examination staff of the Commission to monitor compliance with the terms of the Order.

The conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Company’s Board. In addition, when considering Co-Investment Transactions for the Company, the Adviser will consider only the then-current investment objective, investment policies, investment positions, capital available for investment, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company, such as the Code RIC Status Requirements and the Section 55(a) Limitations. In addition, fees and expenses of Co-Investment Transactions, to the extent not payable by the Adviser under its investment advisory agreements with the Company and the Affiliated Funds, would be shared by the Company and the Affiliated Funds in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

With respect to any Co-Investment Transaction involving the securities of an issuer in which an Affiliated Fund or an LH Affiliated Fund20, but not the Company, is an existing investor, Applicants submit that the conditions set forth herein, particularly condition 4, establish appropriate protections for the Company and its shareholders. The conditions are designed to eliminate the possibility of the Company being forced to invest in a manner that would benefit an Affiliated Fund’s or LH Affiliated Fund’s existing investment through specific limitations and proactive Board involvement. Specifically, the potential conflict created by an Affiliated Fund’s or LH Affiliated Fund’s preexisting interest in a potential Co-Investment Transaction seems to be ably addressed by the requirements set out in condition 4 that prior to the Company’s participation in any such Co-Investment Transaction, the Adviser must disclose to the Board all material facts and conflicts of interest involved in the transaction and both the full Board and a Required Majority must approve the transaction as being in the Company’s best interests. Because the consent of a Required Majority will always be required prior to the Company’s

[20]	Despite the lack of formal information barriers between Liberty Harbor and GSIP (described under “Goldman Information Barriers” above), any fund that is currently or in the future exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act and advised by GSIS’ GSIP investment advisory unit (a “GSIP Fund”) will not co-invest with the Company, other than in a private placement transaction in which no terms other than price are directly or indirectly negotiated, and will not participate with the Company in the same investment opportunities where such participation would otherwise be prohibited under Section 57 of the Act and Rule 17d-1 thereunder. Further, because GSIS is an affiliate of the Adviser, a GSIP Fund will be an affiliated person of an Affiliated Fund and, due to the lack of formal Goldman Information Barriers between Liberty Harbor and GSIP, a GSIP Fund will be an LH Affiliated Fund, for so long as such lack of formal Goldman Information Barriers continues, and subject to the restrictions set out in condition 4 of this Application. Accordingly, the Company will be effectively prevented from engaging in a Co-Investment Transaction involving the securities of an issuer in which a GSIP Fund (as an LH Affiliated Fund), but not the Company, is an existing investor, unless done in compliance with condition 4.

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participation in a proposed Co-Investment Transaction in which an Affiliated Fund or an LH Affiliated Fund is an existing investor, the Company will not be at risk of being subject to overreaching by the Adviser, an Affiliated Fund or an LH Affiliated Fund. In addition, the Company will never participate in a Co-Investment Transaction involving the securities of an issuer if one or more Affiliated Funds or LH Affiliated Funds, alone or in the aggregate, hold more than 25% of the outstanding voting securities of the issuer or otherwise control the issuer.21

Furthermore, the conditions are designed so that the Adviser would not be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them because the conditions permit a Co-Investment Transaction only in accordance with the Relative Allocation Percentages, which must be approved by both the full Board and a Required Majority (i) initially, prior to the Company engaging in any Co-Investment Transactions pursuant to the Order, (ii) prior to the Company engaging in any Co-Investment Transaction involving a portfolio company in which an Affiliated Fund or LH Affiliated Fund, but not the Company, is an existing investor, and (iii) thereafter, on a quarterly basis, or between quarters, as necessary or appropriate, and any deviation from the Relative Allocation Percentages must be pre-approved by the full Board and a Required Majority. As a result, the ability to overreach the Company is effectively neutralized. Applicants submit that, because many investment opportunities will be attractive both for the Company and for one or more Affiliated Funds, their ability to engage in Co-Investment Transactions pursuant to the Order (including the use of the Relative Allocation Percentages) presents an appropriate alternative to the institution of an equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise.

In sum, the Applicants believe that as a result of the conditions, the Company will not participate in a Co-Investment Transaction on a basis different from, or less advantageous than, that of other participants, such as the Affiliated Funds. Applicants therefore believe that the participation of the Company in Co-Investment Transactions in accordance with the conditions would be consistent with the provisions, policies, and purposes of the Act, and would be in a manner that was not different from, or less advantageous than, the other participants.

G. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers an investment opportunity for an Affiliated Fund that falls within the Company’s then-current investment objectives and strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

[21]

In addition, in the event that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, the Registered Fund will never participate in a Co-Investment Transaction involving the securities of an issuer if one or more Affiliated Funds or LH Affiliated Funds, alone or in the aggregate, hold more than 5% of the outstanding voting securities of the issuer.

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2. (a) If the Adviser deems the Company’s participation in any Co-Investment Transaction to be appropriate for the Company, then such investment will be made pursuant to the Relative Allocation Percentages, unless the Adviser determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment; provided that if an Affiliated Fund or LH Affiliated Fund, but not the Company, is an existing investor in the proposed investment, the Company’s participation in the proposed Co-Investment Transaction and the Relative Allocation Percentages must be approved in advance by the full Board and a Required Majority, as set forth in condition 4. The Relative Allocation Percentages will be determined by both the full Board and the Required Majority in advance and will be based upon the Available Capital of the Company, on the one hand, and the Affiliated Funds, on the other hand. The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the Available Capital of the Company vis-à-vis the Available Capital of the Affiliated Funds.

(b) If the Adviser deems that the Company’s participation in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then the Adviser will recommend an appropriate level of investment for the Company and the Affiliated Funds. If the aggregate amount recommended by the Adviser to be invested by the Company in the Co-Investment Transaction, together with the amount proposed to be invested by the Affiliated Funds, exceeds the maximum amount of the investment opportunity, the amount proposed to be invested by the Company will be based on the ratio of the Company’s Available Capital to the aggregate Available Capital of the Company and the Affiliated Funds up to the amount proposed to be invested by each. The Adviser will provide the Independent Directors with information concerning the Company’s and the Affiliated Funds’ Available Capital to assist the Independent Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determination required in condition 1, if the Adviser deems that the Company’s participation in the Co-Investment Transaction pursuant to the Relative Allocation Percentages is not appropriate (as set out in condition 2(b)), the Adviser will distribute written information concerning the Co-Investment Transaction (including the amount proposed to be invested by the Company and each Affiliated Fund) to the Independent Directors for their consideration. Outside of the Relative Allocation Percentages, the Company will co-invest with an Affiliated Fund in a Co-Investment Transaction only if, prior to the Company’s and the Affiliated Funds’ participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and do not involve overreaching of the Company or its shareholders on the part of any person concerned;

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(ii) the transaction is consistent with:

(A) the interests of the shareholders of the Company as a group; and

(B) the Company’s then-current investment objectives and strategies (as described in the Company’s registration statement on Form 10 or Form N-2, as applicable, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to shareholders, and other filings made with the Commission by the Company, if any, under the 1933 Act);

(iii) the investment by the Affiliated Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Affiliated Funds; provided that, if any Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any affiliated person of any Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Adviser or the Affiliated Funds or any affiliated person of either of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent provided by condition 4 or 12; (b) to the extent provided by Sections 17(e) or 57(k) of the Act, as applicable; (c) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

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4. Except for Follow-On Investments made pursuant to condition 7 below, the Company will not invest in reliance on the Order in a portfolio company in which any Affiliated Fund or LH Affiliated Fund is an existing investor, unless:

(a) the Adviser first discloses to the Board information material to the Board’s evaluation of the portfolio company, the proposed Co-Investment Transaction, the Relative Allocation Percentages and any conflicts of interest involved, including, but not limited to (i) the history and current status of the Affiliated Fund’s or LH Affiliated Fund’s investment in the portfolio company, (ii) the Affiliated Fund’s or LH Affiliated Fund’s interest in having the Company co-invest in the portfolio company and any benefits that will accrue to the Affiliated Fund or LH Affiliated Fund, whether directly or indirectly, as a result of the Company’s investment, (iii) the portfolio company’s anticipated use of the proceeds from such investment, (iv) any liquidity issues facing the Affiliated Fund or LH Affiliated Fund as a result of its investment in the portfolio company and whether co-investment by the Company is expected to or will provide the Affiliated Fund or LH Affiliated Fund with increased liquidity or the opportunity to subsequently redeem out some or all of its interests in the portfolio company, (v) the extent to which the proposed Co-Investment Transaction has been or will be structured to benefit the Affiliated Fund or LH Affiliated Fund, (vi) any financial interest of the Adviser in the portfolio company or the proposed Co-Investment Transaction and any benefits expected to accrue to the Adviser as a result of the Company’s participation in the Co-Investment Transaction, and (vii) any other information that might be deemed material to the Board in its determination of whether the proposed Co-Investment Transaction is in the Company’s best interest;

(b) the Board is provided with financial due diligence, risk analysis, and valuation of the portfolio company using the Company’s established valuation procedures, and does not rely on previous analysis or valuations of the portfolio company or the investment performed in connection with the Affiliated Fund’s or LH Affiliated Fund’s investment in the portfolio company; and

(c) at a special meeting held by the Board (whether in-person or via conference call or other method so that all participants can hear each other at the same time) for the specific purpose of reviewing the proposed Co-Investment Transaction, including the Relative Allocation Percentages, the Board reviews and discusses such information as is deemed material by the Board, including information with respect to the conflicts of interest presented by the proposed transaction and the mitigants for such conflicts and the full Board and a Required Majority (i) determines to waive any conflicts of interest, (ii) finds that the investment rationale is sound and that participation in the proposed Co-Investment Transaction is in the best interest of the Company, and (iii) either (x) determines that the Company’s investment pursuant to the Relative Allocation Percentages is appropriate or (y) approves an adjustment to the Relative Allocation Percentages with respect to the proposed Co-Investment Transaction. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff. Notwithstanding the foregoing, the Company will not under any circumstances participate in a Co-Investment Transaction that entails investing

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in an issuer in which an Affiliated Fund or LH Affiliated Fund is an existing investor, if one or more of the Affiliated Funds or LH Affiliated Funds, alone or in the aggregate, beneficially own more than 25% of the outstanding voting securities of such issuer or otherwise “control” the issuer for purposes of the Act.22

5. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the Affiliated Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A), (B) and (C) are met.

6. Any sale, exchange, or other disposition by the Company or the Affiliated Funds of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Adviser formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company. The Company and each Affiliated Fund will bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

7. Any Follow-On Investment by the Company or the Affiliated Funds in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant, unless the Adviser formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

8. The Independent Directors will be provided quarterly for review a record of (a) all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current investment objectives and strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company, and (b) all Co-Investment Transactions during the preceding quarter, including (x) investments made by any Affiliated Funds

[22]	In the event that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, the last sentence of condition 4 will be read as follows:

Notwithstanding the foregoing, the Company will not under any circumstances participate in a Co-Investment Transaction that entails investing in an issuer in which an Affiliated Fund or LH Affiliated Fund is an existing investor, if one or more of the Affiliated Funds or LH Affiliated Funds, alone or in the aggregate, beneficially own more than 5% of the outstanding voting securities of such issuer.

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which the Company considered but declined to participate in and (y) whether a Co-Investment Transaction involved an issuer in which an Affiliated Fund or LH Affiliated Fund had a preexisting interest, so that the Independent Directors may (i) determine whether the conditions of the Order have been met, (ii) monitor adherence to the Relative Allocation Percentages, (iii) evaluate the continued appropriateness of the Company’s participation in new and existing Co-Investment Transactions, and (iv) to the extent they deem necessary or appropriate, adjust the Relative Allocation Percentages for future investments. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

9. The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).23

10. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any Affiliated Fund other than an Affiliated Fund that has elected to be treated as a BDC under the Act.

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Company and the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds nor any affiliated person of the Company will receive

[23]	In the event that a Future 1940 Act Fund that is a Registered Fund relies on the Order as if it were the Company, this condition 9 will be read as follows:

The Company will maintain and preserve all records required to be preserved under the Act and the rules and regulations under the Act applicable to it. In addition, the Company will maintain the records required by section 57(f)(3) of the Act as if it were a BDC and as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

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additional compensation or remuneration of any kind (other than (a) the pro rata transaction fees described above and fees or other compensation or remuneration described in condition 2(c)(iii)(C) and 2(c)(iv) and (b) investment advisory fees paid to the Adviser in accordance with its investment advisory agreements with the Company and the Affiliated Funds) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Legal Department

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Maria Gattuso, Esq.

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Copies to:

Geoffrey R.T. Kenyon, Esq.

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

B. Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by the Board (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

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All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 27th day of September, 2013.

[Signature page follows.]

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GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P.

By: GS TC Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P.

By: Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P.

By: Liberty Harbor Distressed Credit Opportunities Advisors, LLC, its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated September 27, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, shareholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P.

By: GS TC Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P.

By: Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P.

By: Liberty Harbor Distressed Credit Opportunities Advisors, LLC, its general partner

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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EXHIBIT A

Resolution of the Board of Directors

Goldman Sachs BDC, Inc. (the “Corporation”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Corporation to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Corporation, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(Adopted on June 13, 2013)

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